Free Writing Prospectus

Filed pursuant to Rule 433
Dated September 23, 2025
Relating to
Preliminary Prospectus Supplement, dated September 23, 2025 to

Prospectus, dated, April 8, 2025

Registration Statement Nos. 333-286440 and 333-286440-01

Final Term Sheet dated September 23, 2025

Final Term Sheet

4.500% Senior Notes due 2030

Issuer: Guarantor: Format:	COPT Defense Properties, L.P. COPT Defense Properties SEC Registered
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3 / BBB- / BBB-
Principal Amount:	$400,000,000
Title of Securities:	4.500% Senior Notes due 2030
Trade Date:	September 23, 2025
Original Issue Date (Settlement Date):	October 2, 2025 (T+7)
Maturity Date:	October 15, 2030
Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing April 15, 2026
Benchmark Treasury:	3.625% due August 31, 2030
Benchmark Treasury Price/Yield:	99-25+ / 3.670%
Spread to Benchmark Treasury:	T+95 basis points
Yield to Maturity:	4.620%
Coupon (Interest Rate):	4.500% per annum
Public Offering Price:	99.464% of the principal amount
Optional Redemption Provisions:
Make-Whole Call:	Prior to September 15, 2030, T+15 basis points
Par Call:	On or after September 15, 2030
CUSIP / ISIN:	12713U AA4 / US12713UAA43

Joint Book-Running Managers:	Wells Fargo Securities, LLC PNC Capital Markets LLC TD Securities (USA) LLC KeyBanc Capital Markets Inc.
Co-Manager:	M&T Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes to Preliminary Prospectus Supplement:

As of September 22, 2025, we had approximately $136.0 million of borrowings outstanding under our unsecured revolving credit facility and approximately $125.0 million outstanding on the existing term loan. Borrowings under our unsecured revolving credit facility had a weighted average interest rate of approximately 5.37% per annum and will mature on October 26, 2026, and the existing term loan had an interest rate of approximately 5.68% per annum and will mature on January 30, 2026.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement, dated September 23, 2025 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; PNC Capital Markets LLC toll-free at 1-855-881-0697; and TD Securities (USA) LLC toll-free at 1-855-495-9846.

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